UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 1)

RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

Sapiens International Corporation N.V.
(Name of the Issuer)

Sapiens International Corporation, N.V.
SI Swan Guernsey Holdco Limited
SI Swan Cayman Merger Sub Ltd.
SI Swan UK Bidco Limited
SI Swan UK Finco Limited
SI Swan UK Midco Limited
SI Swan UK Topco Limited
Advent International, L.P.

Swan Limited Partnership

AI Global Investments (UK) PCC Limited
Advent Global Technology II LLC
Formula Systems (1985) Ltd.
(Names of Persons Filing Statement)

Common Shares, par value €0.01 per share*
(Title of Class of Securities)

N7716A151
(CUSIP Number)

Sapiens International Corporation, N.V.
Azrieli Center
26 Harokmim Street
Holon, 5885800 Israel
+972-3-790-2000

SI Swan Guernsey Holdco Limited
SI Swan Cayman Merger Sub Ltd.
SI Swan UK Bidco Limited
SI Swan UK Finco Limited
SI Swan UK Midco Limited
SI Swan UK Topco Limited
Advent International, L.P.
Swan Limited Partnership
AI Global Investments (UK) PCC Limited
Advent Global Technology II LLC

Prudential Tower, 800 Boylston Street
Boston, MA 02199-8069
(617) 951-9400

Formula Systems (1985) Ltd. Terminal Center, 1 Yahadut Canada Street Or Yehuda 6037501, Israel +972 3-5389210

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Josh Kiernan Josh Dubofsky Gilad Zohari Latham & Watkins LLP 1271 Avenue of the Americas New York, NY 10020 (212) 906-1200	Mike Rimon Ran Camchy Matthew Rudolph Meitar Law Offices 16 Abba Hillel Road Ramat-Gan 5250608 Israel +972 3-610-3100

Willard S. Boothby, P.C. Michael Chung Kirkland & Ellis LLP 601 Lexington Avenue New York, NY 10022 (212) 446-4800	Chaim Friedland Nir Knoll Gornitzky & Co. Vitania Tel-Aviv Tower 20 HaHarash Street Tel Aviv-Yafo, 6761310, Israel +972 3-710-9191

This statement is filed in connection with (check the appropriate box):

a  ☐ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b  ☐ The filing of a registration statement under the Securities Act of 1933.

c  ☐ A tender offer

d  ☒ None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this transaction statement on Schedule 13E-3. Any representation to the contrary is a criminal offense.

i

INTRODUCTION

This Amendment No. 1 (“Amendment No. 1) to the Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (as amended hereby, this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) Sapiens International Corporation N.V., a Cayman Islands exempted company registered in the Cayman Islands (the “Company”), the issuer of the common shares, par value €0.01 per share (each, a “Common Share,” and collectively, the “Common Shares”); (b) SI Swan Guernsey Holdco Limited, a private limited company incorporated under the laws of Guernsey (“Parent”); (c) SI Swan Cayman Merger Sub Ltd., a Cayman Islands exempted company incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Parent (“Merger Sub”); (d) SI Swan UK Bidco Limited, a private limited company incorporated under the laws of Guernsey (“Bidco”); (e) SI Swan UK Finco Limited, a private limited company incorporated under the laws of Guernsey, SI Swan UK Midco Limited, a private limited company incorporated under the laws of Guernsey, SI Swan UK Topco Limited, a private limited company incorporated under the laws of Guernsey (“Topco”), AI Global Investments (UK) PCC Limited, a protected cell company incorporated under the laws of Guernsey, and Swan Limited Partnership, a limited partnership organized under the laws of Ontario (collectively, the “Advent Holding Entities”); (f) Advent International, L.P. and Advent Global Technology II LLC (collectively, the “Advent Entities”); and (g) Formula Systems (1985) Ltd., a corporation incorporated under the laws of Israel (the “Rollover Shareholder”).

Throughout this Transaction Statement, Parent, Merger Sub, Bidco, the Advent Holding Entities and the Advent Entities are collectively referred to as the “Parent Filing Parties.” The Parent Filing Parties and the Rollover Shareholder are collectively referred to herein as the “Participants.”

On August 12, 2025, Parent, Merger Sub, Bidco and the Company entered into an agreement and plan of merger (the “Merger Agreement”) providing for the merger of Merger Sub with and into the Company, with the Company continuing as the surviving company after the merger (the “Merger”).

Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), (i) each Common Share issued and outstanding immediately prior to the Effective Time shall be cancelled and cease to exist, in consideration and exchange for the right to receive $43.50 in cash per Common Share without interest and net of any applicable withholding taxes (the “Per Share Merger Consideration”), except for (x) (a) 6,896,552 Common Shares held by the Rollover Shareholders as of August 12, 2025 (collectively, the “Rollover Shares”), which will continue to be validly issued , fully paid, non-assessable common shares, par value €0.01 per share, of the Surviving Company as contemplated by and in accordance with the rollover agreement entered into by and among Parent, Merger Sub, Bidco, Topco and the Rollover Shareholder (the “Rollover Agreement”) and 17,418,214 Common Shares held by the Rollover Shareholder other than the Rollover Shares (collectively, the “Non-Rollover Shares”), which will be cancelled and cease to exist without payment of consideration, (b) Common Shares held by Parent, Merger Sub and any of their respective subsidiaries, and (c) Common Shares held by the Company or any subsidiary of the Company or held in the Company’s treasury, in each case for (b) and (c), issued and outstanding immediately prior to the Effective Time, which will be cancelled and cease to exist at the Effective Time without payment of any consideration or distribution therefor; and (y) Common Shares (the “Dissenting Shares”) that are issued and outstanding immediately prior to the Effective Time and that are held by shareholders who have validly exercised and have not effectively withdrawn or lost their rights to dissent from the Merger, or dissenter rights, pursuant to Section 238 of the Companies Act (As Revised) of the Cayman Islands (the “Cayman Islands Companies Act”), which will be cancelled and cease to exist in exchange for the right to receive the payment of fair value of such Common Shares in accordance with Section 238 of the Cayman Islands Companies Act.

In addition, in connection with the Merger and immediately prior to the Effective Time, (a) the Rollover Shareholder will sell and transfer to Merger Sub the Non-Rollover Shares, (b) in exchange therefor, Parent (on behalf of Merger Sub) will issue to the Rollover Shareholder a non-interest bearing loan note instrument (the “Loan Note”) with an aggregate principal amount equal to $757,692,309 (the “Loan Note Amount”), and (c) in exchange therefor, Merger Sub will issue to Parent a number of shares of Merger Sub with an aggregate value equal to the Loan Note. Immediately following the Effective Time on the date on which the Effective Time occurs (the “Rollover Closing Date”), (i) Parent will sell and transfer to Bidco a number of issued and outstanding common shares of the Surviving Company held by Parent immediately following the Merger having an aggregate value equal to the aggregate amount of third party debt financing obtained by Bidco in connection with the Transactions pursuant to the Debt Commitment Letter (as defined below), and in exchange, Bidco will pay to Parent cash in an aggregate amount equal to the Loan Note Amount, and any outstanding amount under the loan previously made by Bidco to Parent on or around the Closing Date in connection with the Transactions will be deemed to have been repaid in full, (ii) Parent will cause a paying agent to repay to the Rollover Shareholder the aggregate amount outstanding under the Loan Note, and (iii) the Rollover Shareholder will contribute and assign to Topco the Rollover Shares, and in exchange, Topco will issue to a paying agent a number of ordinary shares in Topco with an aggregate value equal to $300 million.

In addition to the foregoing, immediately prior to the Effective Time, the Company will provide for the treatment of options to purchase Common Shares granted under the terms and conditions set forth in the Sapiens International Corporation N.V. 2011 Share Incentive Plan, the Sapiens International Corporation N.V. 2021 Stock Incentive Plan and any prior similar Company share option plan that expired prior to the date of the Merger Agreement (collectively, the “Company Share Plans”) (each, a “Company Option”) and restricted share unit awards granted under the terms and conditions set forth in the Company Share Plans (each, a “Company RSU”), as described below.

Immediately prior to the Effective Time, the Company will cause (i) 58% of the unvested portion of all remaining outstanding and unexpired Company Options, determined on a tranche-by-tranche basis across all applicable vesting tranches of such Company Options to become vested (such Company Options, together with any Company Options that are vested prior to the Effective Time or as a result of the consummation of the Merger by their terms, “Vested Company Options”) and (ii) 58% of the unvested portion of all remaining outstanding and unexpired Company RSUs, determined on a tranche-by-tranche basis across all applicable vesting tranches of such Company RSUs to become vested (such Company RSUs, together with any Company RSUs that are vested but not yet settled prior to the Effective Time or as a result of the consummation of the Merger by their terms, “Vested Company RSUs”). The vesting described in clauses (i) and (ii) in the previous sentence shall exclude Company Options and Company RSUs held by any individual who has provided or received a notice of termination of his or her employment or engagement with the Company or any of its subsidiaries as of the date of the Merger Agreement.

At the Effective Time, (i) each Vested Company RSU shall be cancelled and converted into the right to receive the Per Share Merger Consideration in respect of each Common Share covered by such Vested Company RSU, without interest thereon and subject to applicable withholding taxes; (ii) each Company RSU that is not a Vested Company RSU (each, an “Unvested Company RSU”) shall be cancelled and converted into the right to receive the Per Share Merger Consideration in respect of each Common Share covered by such Unvested Company RSU as of immediately prior to the Effective Time (the “Cash Replacement Company RSU Amount”), which Cash Replacement Company RSU Amount shall be eligible to vest and become payable at the same time or times as such Unvested Company RSU would have vested and become payable by its terms, subject to the continued employment or service of the holder thereof through each applicable vesting date; (iii) each Vested Company Option shall be cancelled and converted into the right to receive the excess of the Per Share Merger Consideration (if any) over the applicable per share exercise price of such Vested Company Option in respect of each Common Share covered by such Vested Company Option, without interest thereon and subject to applicable withholding taxes; and (iv) each Company Option that is not a Vested Company Option (each, an “Unvested Company Option”) shall be cancelled and converted into the right to receive an amount in cash, without interest thereon and subject to applicable withholding taxes, equal to the product of (x) the excess of the Per Share Merger Consideration (if any) over the applicable per share exercise price of such unvested Company Option and (y) the total number of Common Shares subject to such Unvested Company Option as of immediately prior to the Effective Time (the “Cash Replacement Company Option Amount”), which Cash Replacement Company Option Amount shall be eligible to vest and become payable at the same time or times as such Unvested Company Option would have vested and become payable by its terms, subject to the continued employment or service of the holder thereof through each applicable vesting date. Any Company Option (whether a Vested Company Option or an Unvested Company Option) that has a per share exercise price that is equal to or greater than the Per Share Merger Consideration shall be cancelled as of the Effective Time without any cash payment or other consideration being paid in respect thereof.

The board of directors of the Company (the “Board”) formed a special committee comprised solely of disinterested and independent members of the Board (the “Special Committee”), which, among other things, reviewed and evaluated the Merger Agreement and the Transactions (as defined below), in consultation with, where appropriate, Company management and the Company’s legal and financial advisors. The Board, acting upon the unanimous recommendation of the Special Committee, has unanimously (1) determined that the Merger and entry into the Transaction Documents (as defined in the Proxy Statement) are in the Company’s long term commercial benefit and commercial interests, (2) determined that the Per Share Merger Consideration is at least the fair value for each Common Share, (3) authorized and approved the Transaction Documents and the Transactions, including the Merger, and (4) resolved to recommend the approval and authorization of the Merger Agreement, the Plan of Merger and the consummation of the Transactions, including the Merger, to the shareholders of the Company and directed that the Merger Agreement, the Plan of Merger and the consummation of the Transactions be submitted to the shareholders of the Company for authorization and approval.

The Merger remains subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including obtaining the requisite approval of the shareholders of the Company. The Merger Agreement, the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands in connection with the Merger (the “Plan of Merger”) and the transactions contemplated by the Merger Agreement and the Plan of Merger, including the Merger (collectively, the “Transactions”), must be authorized and approved by a special resolution (as defined in the Cayman Islands Companies Act) of the Company passed by an affirmative vote of holders of Common Shares representing at least two-thirds of the votes cast by such holders as, being entitled to do so, present and voting in person or by proxy as a single class at the extraordinary general meeting or any adjournment or postponement thereof (as opposed to two-thirds of the total issued and outstanding Common Shares). Pursuant to the support agreement, dated August 12, 2025 (the “Support Agreement”), between the Rollover Shareholder and Parent, the Rollover Shareholder has agreed to vote all 24,314,766 Common Shares owned by the Rollover Shareholder as of August 12, 2025 (together with any Common Shares acquired by the Rollover Shareholder on or after the date thereof, the “Covered Shares”) in favor of the authorization and approval of the Merger Agreement, the Plan of Merger and the Transactions, which, as of August 29, 2025, collectively represent approximately 43.5% of the voting power of the total issued and outstanding Common Shares when a vote is taken by way of a poll. Accordingly, where the vote is taken by way of a poll, based on 55,995,574 Common Shares issued and outstanding on October 14, 2025, the record date for voting Common Shares at the extraordinary general meeting (the “Record Date”), 13,015,617 Common Shares owned by the shareholders of the Company other than the Rollover Shares as of the Record Date must be voted in favor of the execution of the Merger Agreement and the Plan of Merger, and the consummation of the Transactions in order to satisfy the requirement of the affirmative vote of at least two-thirds of the votes cast by such holders as, being entitled to do so, present and voting in person or by proxy as a single class at the extraordinary general meeting of the Company’s shareholders in accordance with Section 233(6) of the Cayman Islands Companies Act and the memorandum and articles of association of the Company, assuming all shareholders of the Company will be present and voting in person or by proxy at the extraordinary general meeting and the Rollover Shareholder will vote all Covered Shares and newly acquired Common Shares in favor of such special resolutions.

If the Merger is consummated, the Common Shares will be delisted from the Nasdaq Global Select Market and from the Tel Aviv Stock Exchange and deregistered under the Exchange Act.

The Company will make available to its shareholders a proxy statement (the “Proxy Statement,” a copy of which is attached as Exhibit (a)-(1) to this Transaction Statement), relating to the extraordinary general meeting of the Company’s shareholders, at which the Company’s shareholders will consider and vote upon, among other proposals, a proposal to authorize and approve the Merger Agreement, the Plan of Merger and the Transactions. A copy of the Merger Agreement is attached to the Proxy Statement as Annex A. Capitalized terms used but not defined in this Transaction Statement shall have the meanings given to them in the Proxy Statement.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Transaction Statement are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto.

While each of the Filing Persons acknowledges that the Merger may be deemed to constitute a “going private” transaction for purposes of Rule 13e-3 under the Exchange Act, the filing of this Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that the Company is “controlled” by any of the Filing Persons and/or their respective affiliates.

All information contained in this Transaction Statement concerning each Filing Person has been supplied by such Filing Person. No Filing Person, including the Company, has supplied any information with respect to any other Filing Person.

Item 1. Summary Term Sheet

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	“SUMMARY TERM SHEET”

●	“QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE MERGER”

Item 2. Subject Company Information

(a) Name and Address. The Company’s name, and the address and telephone number of its principal executive offices are:

Sapiens International Corporation N.V.
Azrieli Center
26 Harokmim Street
Holon, 5885800 Israel
+972-3-790-2000

(b) Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	“SUMMARY TERM SHEET”

●	“QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE MERGER”

●	“THE EXTRAORDINARY GENERAL MEETING — Record Date; Shares Entitled to Vote”

●	“THE EXTRAORDINARY GENERAL MEETING — Procedures for Voting”

●	“SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF THE COMPANY”

(c) Trading Market and Price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

●	“MARKET PRICE OF THE COMMON SHARES, DIVIDENDS AND OTHER MATTERS”

(d) Dividend. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

●	“MARKET PRICE OF THE COMMON SHARES, DIVIDENDS AND OTHER MATTERS”

(e) Prior Public Offerings. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

●	“TRANSACTIONS IN THE COMMON SHARES — Transactions in Prior 60 Days”

(f) Prior Stock Purchases. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

●	“TRANSACTIONS IN THE COMMON SHARES”

●	Rollover Agreement attached hereto as Exhibit (d)-(2) and is incorporated herein by reference

Item 3. Identity and Background of Filing Persons

(a) Name and Address. Sapiens International Corporation N.V. is the subject company. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	“SUMMARY TERM SHEET — The Parties Involved in the Merger”

●	“SPECIAL FACTORS — The Parties Involved in the Merger”

●	“WHERE YOU CAN FIND MORE INFORMATION”

●	“ANNEX E — DIRECTORS AND EXECUTIVE OFFICERS OF EACH FILING PERSON”

(b) Business and Background of Entities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	“SUMMARY TERM SHEET — The Parties Involved in the Merger”

●	“SPECIAL FACTORS — The Parties Involved in the Merger”

●	“ANNEX E — DIRECTORS AND EXECUTIVE OFFICERS OF EACH FILING PERSON”

(c) Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	“SUMMARY TERM SHEET — The Parties Involved in the Merger”

●	“ANNEX E — DIRECTORS AND EXECUTIVE OFFICERS OF EACH FILING PERSON”

Item 4. Terms of the Transaction

(a)-(1)Material Terms — Tender Offers. Not applicable.

(a)-(2)Material Terms — Merger or Similar Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	“SUMMARY TERM SHEET”

●	“QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE MERGER”

●	“SPECIAL FACTORS — Background of the Merger”

●	“SPECIAL FACTORS — Reasons for the Merger and Recommendation of the Special Committee and the Board”

●	“SPECIAL FACTORS — Position of the Participants as to the Fairness of the Merger”

●	“SPECIAL FACTORS — Certain Financial Forecasts”

●	“SPECIAL FACTORS — Opinion of Houlihan Lokey Capital, Inc.”

●	“SPECIAL FACTORS — Materials Provided to the Company by William Blair & Company, LLC”

●	“SPECIAL FACTORS — Purposes of and Reasons for the Merger”

●	“SPECIAL FACTORS — Certain Effects of the Merger on the Company”

●	“SPECIAL FACTORS — Certain Effects of the Merger on the Participants”

●	“SPECIAL FACTORS — Plans for the Company after the Merger”

●	“SPECIAL FACTORS — Financing of the Merger — Equity Financing”

●	“SPECIAL FACTORS — Rollover Agreement”

●	“SPECIAL FACTORS — Support Agreement”

●	“SPECIAL FACTORS — Limited Guarantee”

●	“SPECIAL FACTORS — Interests of the Company’s Executive Officers and Directors in the Merger”

●	“SPECIAL FACTORS — U.S. Federal Income Tax Consequences”

●	“SPECIAL FACTORS — Israeli Income Tax Consequences”

●	“SPECIAL FACTORS — Cayman Islands Tax Consequences”

●	“THE EXTRAORDINARY GENERAL MEETING”

●	“THE MERGER AGREEMENT”

●	“ANNEX A — AGREEMENT AND PLAN OF MERGER”

●	“ANNEX B — FORM OF PLAN OF MERGER”

●	“ANNEX D — OPINION OF HOULIHAN LOKEYCAPITAL, INC.

●	Rollover Agreement attached hereto as Exhibit (d)-(2) and is incorporated herein by reference

●	Support Agreement attached hereto as Exhibit (d)-(3) and is incorporated herein by reference

(c) Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	“SUMMARY TERM SHEET”

●	“QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE MERGER”

●	“SPECIAL FACTORS — Interests of the Company’s Executive Officers and Directors in the Merger”

●	“THE EXTRAORDINARY GENERAL MEETING — Proposals to be Considered at the Extraordinary General Meeting”

●	“THE MERGER AGREEMENT”

●	“ANNEX A — AGREEMENT AND PLAN OF MERGER”

●	“ANNEX B — FORM OF PLAN OF MERGER”

(d) Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	“SUMMARY TERM SHEET”

●	“QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE MERGER”

●	“DISSENTERS’ RIGHTS”

●	“ANNEX C —CAYMAN ISLANDS COMPANIES ACT (AS REVISED) — SECTION 238”

(e) Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

●	“PROVISIONS FOR UNAFFILIATED SHAREHOLDERS”

(f) Eligibility of Listing or Trading. Not applicable.

Item 5. Past Contracts, Transactions, Negotiations and Agreements

(a) Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	“SUMMARY TERM SHEET”

●	“SPECIAL FACTORS — Background of the Merger”

●	“SPECIAL FACTORS — Certain Effects of the Merger on the Company”

●	“SPECIAL FACTORS — Certain Effects of the Merger on the Participants”

●	“SPECIAL FACTORS — Financing of the Merger”

●	“SPECIAL FACTORS — Interests of the Company’s Executive Officers and Directors in the Merger”

●	“SPECIAL FACTORS — Related Party Transactions”

●	“TRANSACTIONS IN THE COMMON SHARES”

●	“ANNEX A — AGREEMENT AND PLAN OF MERGER”

●	“ANNEX B — FORM OF PLAN OF MERGER”

(b) Significant Corporate Events. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	“SUMMARY TERM SHEET”

●	“SPECIAL FACTORS — Background of the Merger”

●	“SPECIAL FACTORS — Reasons for the Merger and Recommendation of the Special Committee and the Board”

●	“SPECIAL FACTORS — Position of the Participants as to the Fairness of the Merger”

●	“SPECIAL FACTORS — Purposes of and Reasons for the Merger”

●	“SPECIAL FACTORS — Certain Effects of the Merger on the Company”

●	“SPECIAL FACTORS — Certain Effects of the Merger on the Participants”

●	“SPECIAL FACTORS — Interests of the Company’s Executive Officers and Directors in the Merger”

●	“THE MERGER AGREEMENT”

●	“ANNEX A — AGREEMENT AND PLAN OF MERGER”

●	“ANNEX B — FORM OF PLAN OF MERGER”

(c) Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	“SUMMARY TERM SHEET”

●	“SPECIAL FACTORS — Background of the Merger”

●	“SPECIAL FACTORS — Financing of the Merger”

●	“SPECIAL FACTORS — Interests of the Company’s Executive Officers and Directors in the Merger”

●	“THE MERGER AGREEMENT”

●	“ANNEX A — AGREEMENT AND PLAN OF MERGER”

●	“ANNEX B — FORM OF PLAN OF MERGER”

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	“SUMMARY TERM SHEET”

●	“QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE MERGER”

●	“SPECIAL FACTORS — Background of the Merger”

●	“SPECIAL FACTORS — Financing of the Merger”

●	“SPECIAL FACTORS — Plans for the Company after the Merger”

●	“SPECIAL FACTORS — Rollover Agreement”

●	“SPECIAL FACTORS — Support Agreement”

●	“SPECIAL FACTORS — Interests of the Company’s Executive Officers and Directors in the Merger”

●	“SPECIAL FACTORS — Voting by the Rollover Shareholder at the Extraordinary General Meeting”

●	“THE MERGER AGREEMENT”

●	“TRANSACTIONS IN THE COMMON SHARES”

●	“ANNEX A — AGREEMENT AND PLAN OF MERGER”

●	“ANNEX B — FORM OF PLAN OF MERGER”

●	Rollover Agreement attached hereto as Exhibit (d)-(2) and is incorporated herein by reference

●	Support Agreement attached hereto as Exhibit (d)-(3) and is incorporated herein by reference

Item 6. Purposes of the Transaction and Plans or Proposals

(b)	Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	“SUMMARY TERM SHEET”

●	“QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE MERGER”

●	“SPECIAL FACTORS — Purposes of and Reasons for the Merger”

●	“SPECIAL FACTORS — Certain Effects of the Merger on the Company”

●	“SPECIAL FACTORS — Certain Effects of the Merger on the Participants”

●	“SPECIAL FACTORS — Interests of the Company’s Executive Officers and Directors in the Merger”

●	“SPECIAL FACTORS — Delisting and Deregistration of the Common Shares”

●	“MARKET PRICE OF THE COMMON SHARES, DIVIDENDS AND OTHER MATTERS”

●	“THE MERGER AGREEMENT”

●	“ANNEX A — AGREEMENT AND PLAN OF MERGER”

●	“ANNEX B — FORM OF PLAN OF MERGER”

(c)(1)-(8)	Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	“SUMMARY TERM SHEET — The Merger”

●	“SUMMARY TERM SHEET — Position of the Participants as to the Fairness of the Merger”

●	“SUMMARY TERM SHEET — Certain Effects of the Merger on the Company”

●	“SUMMARY TERM SHEET — Plans for the Company after the Merger”

●	“SUMMARY TERM SHEET — Financing of the Merger”

●	“SUMMARY TERM SHEET — Interests of the Company’s Executive Officers and Directors in the Merger”

●	“SPECIAL FACTORS — Background of the Merger”

●	“SPECIAL FACTORS — Reasons for the Merger and Recommendation of the Special Committee and the Board”

●	“SPECIAL FACTORS — Position of the Participants as to the Fairness of the Merger”

●	“SPECIAL FACTORS — Purposes of and Reasons for the Merger”

●	“SPECIAL FACTORS — Certain Effects of the Merger on the Company”

●	“SPECIAL FACTORS — Certain Effects of the Merger on the Participants”

●	“SPECIAL FACTORS — Plans for the Company after the Merger”

●	“SPECIAL FACTORS — Effects on the Company if the Merger Is Not Consummated”

●	“SPECIAL FACTORS — Financing of the Merger”

●	“SPECIAL FACTORS — Interests of the Company’s Executive Officers and Directors in the Merger”

●	“SPECIAL FACTORS — Delisting and Deregistration of the Common Shares”

●	“THE MERGER AGREEMENT”

●	“MARKET PRICE OF THE COMMON SHARES, DIVIDENDS AND OTHER MATTERS”

●	“ANNEX A — AGREEMENT AND PLAN OF MERGER”

●	“ANNEX B — FORM OF PLAN OF MERGER”

●	Rollover Agreement attached hereto as Exhibit (d)-(2) and is incorporated herein by reference

●	Support Agreement attached hereto as Exhibit (d)-(3) and is incorporated herein by reference

Item 7. Purposes, Alternatives, Reasons and Effects

(a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	“SUMMARY TERM SHEET”

●	“QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE MERGER”

●	“SPECIAL FACTORS — Background of the Merger”

●	“SPECIAL FACTORS — Reasons for the Merger and Recommendation of the Special Committee and the Board”

●	“SPECIAL FACTORS — Position of the Participants as to the Fairness of the Merger”

●	“SPECIAL FACTORS — Purposes of and Reasons for the Merger”

●	“SPECIAL FACTORS — Certain Effects of the Merger on the Company”

●	“SPECIAL FACTORS — Certain Effects of the Merger on the Participants”

●	“SPECIAL FACTORS — Plans for the Company after the Merger”

(b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	“SPECIAL FACTORS — Background of the Merger”

●	“SPECIAL FACTORS — Reasons for the Merger and Recommendation of the Special Committee and the Board”

●	“SPECIAL FACTORS — Position of the Participants as to the Fairness of the Merger”

●	“SPECIAL FACTORS — Purposes of and Reasons for the Merger”

●	“SPECIAL FACTORS — Opinion of Houlihan Lokey Capital, Inc.”

●	“SPECIAL FACTORS — Materials Provided to the Company by William Blair & Company, LLC”

●	“SPECIAL FACTORS — Alternatives to the Merger”

●	“SPECIAL FACTORS — Effects on the Company if the Merger Is Not Completed”

(c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	“SUMMARY TERM SHEET”

●	“SPECIAL FACTORS — Background of the Merger”

●	“SPECIAL FACTORS — Reasons for the Merger and Recommendation of the Special Committee and the Board”

●	“SPECIAL FACTORS — Position of the Participants as to the Fairness of the Merger”

●	“SPECIAL FACTORS — Certain Financial Forecasts”

●	“SPECIAL FACTORS — Opinion of Houlihan Lokey Capital, Inc.”

●	“SPECIAL FACTORS — Materials Provided to the Company by William Blair & Company, LLC”

●	SPECIAL FACTORS — Purposes of and Reasons for the Merger”

●	“SPECIAL FACTORS — Certain Effects of the Merger on the Company”

●	“SPECIAL FACTORS — Certain Effects of the Merger on the Participants”

●	“SPECIAL FACTORS — Plans for the Company after the Merger”

●	“SPECIAL FACTORS — Alternatives to the Merger”

●	“ANNEX D — OPINION OF HOULIHAN LOKEY CAPITAL, INC.”

(d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	“SUMMARY TERM SHEET”

●	“QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE MERGER”

●	“SPECIAL FACTORS — Background of the Merger”

●	“SPECIAL FACTORS — Reasons for the Merger and Recommendation of the Special Committee and the Board”

●	“SPECIAL FACTORS — Position of the Participants as to the Fairness of the Merger”

●	“SPECIAL FACTORS — Purposes of and Reasons for the Merger”

●	“SPECIAL FACTORS — Certain Effects of the Merger on the Company”

●	“SPECIAL FACTORS — Certain Effects of the Merger on the Participants”

●	“SPECIAL FACTORS — Plans for the Company after the Merger”

●	“SPECIAL FACTORS — Effects on the Company if the Merger Is Not Completed”

●	“SPECIAL FACTORS — Financing of the Merger”

●	“SPECIAL FACTORS — Interests of the Company’s Executive Officers and Directors in the Merger”

●	“SPECIAL FACTORS — Fees and Expenses”

●	“SPECIAL FACTORS — Accounting Treatment of the Merger”

●	“SPECIAL FACTORS — Dissenters’ Rights”

●	“SPECIAL FACTORS — U.S. Federal Income Tax Consequences”

●	“SPECIAL FACTORS — Israeli Income Tax Consequences”

●	“SPECIAL FACTORS — Cayman Islands Tax Consequences”

●	“SPECIAL FACTORS — Delisting and Deregistration of the Common Shares”

●	“MARKET PRICE OF THE COMMON SHARES, DIVIDENDS AND OTHER MATTERS”

●	“THE MERGER AGREEMENT”

●	“ANNEX A — AGREEMENT AND PLAN OF MERGER”

●	“ANNEX B — FORM OF PLAN OF MERGER”

Item 8. Fairness of the Transaction

(a)-(b)	Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	“SUMMARY TERM SHEET”

●	“QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE MERGER”

●	“SPECIAL FACTORS — Background of the Merger”

●	“SPECIAL FACTORS — Reasons for the Merger and Recommendation of the Special Committee and the Board”

●	“SPECIAL FACTORS — Position of the Participants as to the Fairness of the Merger”

●	“SPECIAL FACTORS — Opinion of Houlihan Lokey Capital, Inc.”

●	“SPECIAL FACTORS — Materials Provided to the Company by William Blair & Company, LLC”

●	“SPECIAL FACTORS — Purposes of and Reasons for the Merger”

●	“SPECIAL FACTORS — Certain Effects of the Merger on the Company”

●	“SPECIAL FACTORS — Certain Effects of the Merger on the Participants”

●	“SPECIAL FACTORS — Interests of the Company’s Executive Officers and Directors in the Merger”

●	“ANNEX D — OPINION OF HOULIHAN LOKEY CAPITAL, INC.”

(c) Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	“SUMMARY TERM SHEET”

●	“QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE MERGER”

●	“SPECIAL FACTORS — Reasons for the Merger and Recommendation of the Special Committee and the Board”

●	“THE EXTRAORDINARY GENERAL MEETING”

●	“THE MERGER AGREEMENT — Conditions to the Merger”

●	“PROPOSAL NO. 1: THE MERGER PROPOSAL”

(d) Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	“SPECIAL FACTORS — Background of the Merger”

●	“SPECIAL FACTORS — Reasons for the Merger and Recommendation of the Special Committee and the Board”

●	“SPECIAL FACTORS — Position of the Participants as to the Fairness of the Merger”

●	“SPECIAL FACTORS — Opinion of Houlihan Lokey Capital, Inc.”

●	“SPECIAL FACTORS — Materials Provided to the Company by William Blair & Company, LLC”

●	“ANNEX D — OPINION OF HOULIHAN LOKEY CAPITAL, INC.”

(e) Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	“SUMMARY TERM SHEET”

●	“QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE MERGER”

●	“SPECIAL FACTORS — Background of the Merger”

●	“SPECIAL FACTORS — Reasons for the Merger and Recommendation of the Special Committee and the Board”

●	“SPECIAL FACTORS — Alternatives to the Merger”

●	“THE EXTRAORDINARY GENERAL MEETING — The Board’s Resolutions and Recommendation”

●	“PROPOSAL NO. 1: THE MERGER PROPOSAL”

(f) Other Offers. Not applicable.

Item 9. Reports, Opinions, Appraisals and Negotiations

(a) Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	“SUMMARY TERM SHEET”

●	“QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE MERGER”

●	“SPECIAL FACTORS — Background of the Merger”

●	“SPECIAL FACTORS — Opinion of Houlihan Lokey Capital, Inc.”

●	“SPECIAL FACTORS — Materials Provided to the Company by William Blair & Company, LLC”

●	“ANNEX D — OPINION OF HOULIHAN LOKEY CAPITAL, INC.”

(b) Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	“SPECIAL FACTORS — Background of the Merger”

●	“SPECIAL FACTORS — Reasons for the Merger and Recommendation of the Special Committee and the Board”

●	“SPECIAL FACTORS — Position of the Participants as to the Fairness of the Merger”

●	“SPECIAL FACTORS — Opinion of Houlihan Lokey Capital, Inc.”

●	“SPECIAL FACTORS — Materials Provided to the Company by William Blair & Company, LLC”

●	“ANNEX D — OPINION OF HOULIHAN LOKEY CAPITAL, INC.”

(c) Availability of Documents. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

●	“WHERE YOU CAN FIND MORE INFORMATION”

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of the Common Shares or his, her or its representative who has been so designated in writing.

Item 10. Source and Amount of Funds or Other Consideration

(a) Source of Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	“SUMMARY TERM SHEET — Financing of the Merger”

●	“SPECIAL FACTORS — Financing of the Merger”

●	“THE MERGER AGREEMENT”

●	“ANNEX A — AGREEMENT AND PLAN OF MERGER”

●	“ANNEX B — FORM OF PLAN OF MERGER”

●	Limited Guarantee, dated as of August 12, 2025, entered into by Sapiens International Corporation N.V. and the Sponsor guarantors named therein, attached hereto as Exhibit (b)(1) and incorporated herein by reference

●	Equity Commitment Letter, dated as of August 12, 2025, entered into by SI Swan UK Bidco Limited and the Sponsor funds named therein, attached hereto as Exhibit (b)(2) and incorporated herein by reference

●	Debt Commitment Letter, dated as of August 12, 2025, entered into by SI Swan UK Bidco Limited and the Sponsor funds named therein, attached hereto as Exhibit (b)(3) and incorporated herein by reference

(b) Conditions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	“SUMMARY TERM SHEET — Financing of the Merger”

●	“SPECIAL FACTORS — Financing of the Merger”

(c) Expenses. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

●	“SUMMARY TERM SHEET”

●	“SPECIAL FACTORS — Fees and Expenses”

●	“THE MERGER AGREEMENT — Termination of the Merger Agreement”

●	“THE MERGER AGREEMENT — Termination Fees”

●	“THE MERGER AGREEMENT — Expenses Generally”

(d) Borrowed Funds. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

●	“SUMMARY TERM SHEET — Financing of the Merger”

●	“SPECIAL FACTORS — Financing of the Merger”

●	“THE MERGER AGREEMENT — Financing”

●	Debt Commitment Letter, dated as of August 12, 2025, entered into by SI Swan UK Bidco Limited and the Sponsor funds named therein, attached hereto as Exhibit (b)(3) and incorporated herein by reference

Item 11. Interest in Securities of the Subject Company

(a) Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	“SUMMARY TERM SHEET — Interests of the Company’s Executive Officers and Directors in the Merger”

●	“SPECIAL FACTORS — Support Agreement”

●	“SPECIAL FACTORS — Interests of the Company’s Executive Officers and Directors in the Merger”

●	“THE MERGER AGREEMENT — Support Agreement”

●	“SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF THE COMPANY”

●	Support Agreement attached hereto as Exhibit (d)-(3) and is incorporated herein by reference

(b) Securities Transactions. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

●	“TRANSACTIONS IN THE COMMON SHARES”

Item 12. The Solicitation or Recommendation

(d)	Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	“SUMMARY TERM SHEET”

●	“QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE MERGER”

●	“SPECIAL FACTORS — Reasons for the Merger and Recommendation of the Special Committee and the Board”

●	“SPECIAL FACTORS — Rollover Agreement”

●	“SPECIAL FACTORS — Support Agreement”

●	“SPECIAL FACTORS — Voting by the Rollover Shareholder at the Extraordinary General Meeting”

●	“THE EXTRAORDINARY GENERAL MEETING — Vote Required to Approve the Proposals”

●	“SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF THE COMPANY”

●	Rollover Agreement attached hereto as Exhibit (d)-(2) and is incorporated herein by reference

●	Support Agreement attached hereto as Exhibit (d)-(3) and is incorporated herein by reference

(e)	Recommendations of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	“SUMMARY TERM SHEET”

●	“SPECIAL FACTORS — Reasons for the Merger and Recommendation of the Special Committee and the Board”

●	“SPECIAL FACTORS — Position of the Participants as to the Fairness of the Merger”

●	“SPECIAL FACTORS — Rollover Agreement”

●	“SPECIAL FACTORS — Support Agreement”

●	“THE EXTRAORDINARY GENERAL MEETING — The Board’s Resolutions and Recommendation”

Item 13. Financial Statements

(a) Financial Information. The audited financial statements of the Company for the two years ended December 31, 2023 and 2024 are incorporated herein by reference to the Company’s Form 20-F for the year ended December 31, 2024, originally filed on March 27, 2025 (see page F-1 and following pages).

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	“SPECIAL FACTORS — Certain Financial Forecasts”

●	“FINANCIAL INFORMATION”

●	“WHERE YOU CAN FIND MORE INFORMATION”

(b) Pro Forma Information. Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

(a) Solicitation or Recommendations. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

●	“SUMMARY TERM SHEET”

●	“QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE MERGER”

●	“SPECIAL FACTORS — Background of the Merger”

●	“SPECIAL FACTORS — Reasons for the Merger and Recommendation of the Special Committee and the Board”

●	“THE EXTRAORDINARY GENERAL MEETING — Solicitation of Proxies”

(b) Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	“SUMMARY TERM SHEET — The Parties Involved in the Merger”

●	“SPECIAL FACTORS — Interests of the Company’s Executive Officers and Directors in the Merger”

●	“ANNEX E — DIRECTORS AND EXECUTIVE OFFICERS OF EACH FILING PERSON”

Item 15. Additional Information

(c) Other Material Information. The information contained in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16. Exhibits

(a)-(1)	Definitive Proxy Statement of Sapiens International Corporation N.V.

(a)-(2)	Letter to Sapiens International Corporation N.V. Shareholders, incorporated herein by reference to the Proxy Statement.

(a)-(3)	Notice of Extraordinary General Meeting of Shareholders, incorporated herein by reference to the Proxy Statement.

(a)-(4)	Form of Proxy Card, incorporated herein by reference to Annex F to the Proxy Statement.

(a)-(5)	Press Release, dated August 13, 2025, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by Sapiens International Corporation N.V. to the SEC on August 13, 2025.

(b)-(1)+	Limited Guarantee, dated as of August 12, 2025, entered into by the Sponsor guarantors named therein in favor of Sapiens International Corporation N.V.

(b)-(2)+	Equity Commitment Letter, dated as of August 12, 2025, entered into by SI Swan UK Bidco Limited and the Sponsor funds named therein.

(b)-(3)*+	Debt Commitment Letter, dated as of August 12, 2025, entered into by SI Swan UK Bidco Limited and the Sponsor funds named therein.

(c)-(1)	Opinion of Houlihan Lokey Capital, Inc., dated August 12, 2025, incorporated herein by reference to Annex D to the Proxy Statement.

(c)-(2)+	Discussion Materials prepared by William Blair & Company, LLC, dated May 28, 2025, for discussion with the special committee of the board of directors of Sapiens International Corporation N.V.

(c)-(3)+	Discussion Materials prepared by William Blair & Company, LLC, dated June 1, 2025, for discussion with the special committee of the board of directors of Sapiens International Corporation N.V.

(c)-(4)+	Discussion Materials prepared by Houlihan Lokey Capital, Inc., dated August 8, 2025, for discussion with the special committee of the board of directors of Sapiens International Corporation N.V.

(c)-(5)+	Discussion Materials prepared by Houlihan Lokey Capital, Inc., dated August 12, 2025, for discussion with the special committee of the board of directors of Sapiens International Corporation N.V.

(d)-(1)	Agreement and Plan of Merger, dated as of August 12, 2025, by and among Sapiens International Corporation N.V., SI Swan UK Bidco Limited, SI Swan Guernsey Holdco Limited and SI Swan Cayman Merger Sub Ltd., incorporated herein by reference to Annex A to the Proxy Statement.

(d)-(2)+	Rollover Agreement, dated as of August 12, 2025, by and among Formula Systems (1985) Ltd., SI Swan UK Topco Limited, SI Swan UK Bidco Limited, SI Swan Guernsey Holdco Limited and SI Swan Cayman Merger Sub Ltd.

(d)-(3)	Support Agreement, dated as of August 12, 2025, by and among Formula Systems (1985) Ltd. and SI Swan Guernsey Holdco Limited, incorporated herein by reference to Exhibit 99.2 to the Report on Form 6 K furnished by Sapiens International Corporation N.V. to the SEC on August 14, 2025.

(f)-(1)	Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the Proxy Statement.

(f)-(2)	Section 238 of the Cayman Islands Companies Act, incorporated herein by reference to Annex C to the Proxy Statement.

107+	Filing Fee Table

*	Exhibits marked with a (*) exclude certain portions of the exhibit pursuant to Instruction 1 to Item 1016 of Regulation MA. A copy of the omitted portions will be furnished to the SEC upon request.
+	Previously filed.

SIGNATURES

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 16 , 2025	Sapiens International Corporation, N.V.

	By:	/s/ Roni Giladi
		Name:	Roni Giladi
		Title:	Chief Financial Officer

SI Swan Guernsey Holdco Limited

	By:	/s/ Christopher John Coombe
		Name:	Christopher John Coombe
		Title:	Director

SI Swan Cayman Merger Sub Ltd.

By:	/s/ Don Whitt
	Name:	Don Whitt
	Title:	Director

SI Swan UK Bidco Limited

By:	/s/ Christopher John Coombe
	Name:	Christopher John Coombe
	Title:	Director

SI Swan UK Finco Limited

By:	/s/ Christopher John Coombe
	Name:	Christopher John Coombe
	Title:	Director

SI Swan UK Midco Limited

By:	/s/ Christopher John Coombe
	Name:	Christopher John Coombe
	Title:	Director

SI Swan UK Topco Limited

By:	/s/ Christopher John Coombe
	Name:	Christopher John Coombe
	Title:	Director

AI Global Investments (UK) PCC Limited

By:	/s/ Christopher John Coombe
	Name:	Christopher John Coombe
	Title:	Director

[Signature Page to Schedule 13E-3 Transaction Statement]

Swan Limited Partnership

By:	Advent Global Technology II LLC, General Partner
By:	Advent International, L.P., Manager
By:	Advent International GP, LLC, General Partner

By:	/s/ Neil Crawford
	Name:	Neil Crawford
	Title:	Vice President of Finance – Fund Administration

Advent Global Technology II LLC

By:	Advent International, L.P., Manager
By:	Advent International GP, LLC, General Partner

By:	/s/ Neil Crawford
	Name:	Neil Crawford
	Title:	Vice President of Finance – Fund Administration

Advent International, L.P.

By:	Advent International GP, LLC, General Partner

By:	/s/ Neil Crawford
	Name:	Neil Crawford
	Title:	Vice President of Finance – Fund Administration

Formula Systems (1985) Ltd.

By:	/s/ Guy Bernstein
	Name:	Guy Bernstein
	Title:	Chief Executive Officer

[Signature Page to Schedule 13E-3 Transaction Statement]